Exhibit 99.140

October 9, 2026

Ladies and Gentlemen:

Re:	Gunnison Copper Corp. (the “Corporation”) Registration Statement on Form 40-F, dated October 9, 2026 (the “Form 40-F”) – Consent of Expert

In connection with the Corporation’s Form 40-F relating to the registration of common shares, including the documents incorporated therein, I Stephen Twyerould, Fellow of AUSIMM and director of the Corporation , hereby consent to the use of my name in the Form 40-F in connection with the review and approval of certain scientific and technical information contained in the annual information forms included as exhibits 99.14 and 99.73 to the Form 40-F and dated March 31, 2025 and March 31, 2026, respectively; the Corporation’s Preliminary Short Form Base Shelf Prospectus dated May 11, 2026; Final Short Form Base Shelf Prospectus dated May 19, 2026; and Prospectus Supplement (to the Short Form Base Shelf Prospectus dated May 19, 2026) dated May 29, 2026, included as exhibits 99.84, 99.92 and 99.104 to the Form 40-F, respectively (collectively, the “Expert Information”).

I certify that I have read the Form 40-F filed by the Corporation and that it fairly and accurately represents the information in the sections of the Expert Information for which I am responsible.

/s/ Stephen Twyerould
Dr. Stephen Twyerould, Fellow of AUSIMM Gunnison Copper Corp.